Exhibit 99.1
STATEMENT OF PROSPECTS

1.	Statement of Prospects

The Company announced its unaudited consolidated financial statements for the year ended 31 December 2006 in an announcement dated 25 January 2007 (Unaudited FY2006 Results).

The following Statement of Prospects appears in the Unaudited FY2006 Results:

“Specifically, we currently expect revenue in the first quarter of 2007 to be approximately in the range of $374.0 million to $391.0 million or in the range of 6% to 10% lower than the fourth quarter of 2006, with US GAAP net income in the range of $12.0 million to $21.0 million, which represents US GAAP net income per diluted ADS of $0.06 to $0.10, including the impact of approximately $0.02 per ADS for the expensing of share-based compensation.”

The Statement of Prospects was referenced in the Company’s Circular dated March 30, 2007 which was filed with the Singapore Exchange Securities Trading Limited (SGX) and the US Securities and Exchange Commission on Schedule 14D-9 on such date. The Circular relates to the voluntary conditional cash offer (Offer) by Singapore Technologies Semiconductors Pte Ltd for the Company’s Ordinary Shares, American Depository Shares, Zero Coupon Convertible Notes due 2008 and 2.50% Convertible Subordinated Notes due 2008. The Statement of Prospects was not made in connection with the Offer. No profit forecast was issued in FY2006 in connection with the Offer.

The Statement of Prospects, for which the Directors are solely responsible was arrived at on bases consistent with accounting policies normally adopted by the Company and has been made on the following assumptions:

(i)	Forecast revenue assumes (a) growth trends in the outsourced semiconductor test and assembly market exceeding the growth rate projected for the semiconductor industry as published in industry reports, (b) no material change in overall demand projections by the Company’s customers (where available), (c) the Company will proceed with production of new programs, new design and customer wins, and (d) average selling price erosion would be consistent with the Company’s historical norms.

(ii)	There is no significant decrease in global demand for communications, consumer multi-applications, personal computers and others from current expectations, no catastrophic event and no unexpected downturn in the semiconductor market or the global economy.

(iii)	There is no major adverse event affecting any of the Company’s major customers that will lead to a significant reduction in demand and price deterioration for the Company’s services.

(iv)	There is no significant change to the forecast cost of revenue, which could be impacted by, among other things, (a) material price increases and decreases for the relevant commodity type, (b) labour cost increases being offset by overall productivity gains, (c) increases in overhead costs being spread over a greater volume of services provided, and (d) improved manufacturing productivity through improved utilisation and improved processes, and which would be partially offset by effects of foreign currency exchange rates.

(v)	There will be no material change in the existing political, regulatory or legal conditions affecting the activities of the Company, the semiconductor industry and the countries in which the Company operates.

(vi)	There will be no material disruption arising from industrial disputes, breakdown of equipment or disruption in supply of labour, earthquakes or any other causes (including but not limited to power supply interruptions), which will affect the operations of the Company.

(vii)	There will be no material inventory, property, plant and equipment write-off or impairment to the carrying values of assets, including but not limited to goodwill and intangible assets.

(viii)	There will be no material change to the Company’s projection of capital expenditure and disposal of capital assets.

(ix)	There will be no material change to the projection of proceeds from and repayment of bank borrowings.

(x)	There will be no material change to the expected effective tax rate of the Company.

(xi)	There will be no additional material provisions required to be made in respect of (a) any contingent liability, litigation or arbitration threatened or otherwise or (b) the assets or liabilities of the Company.

(xii)	There will no material impact to the Company’s financial results arising from the adoption of recent accounting pronouncements.

(xiii)	There will be no material change to the projection of the dilutive securities and the outstanding ordinary shares of the Company.

2.	Subsequent Statement on the Statement of Prospects

Following the announcement of the Offer, the Company stated in its Form 20-F filed on March 12, 2007 that the Company may not be able to achieve the net income and net income per ADS guidance provided in the first quarter FY2007:

“We expect to incur significant expenses in investment banking, legal and other fees and use significant amounts of internal resources in connection with the matters described above. It is not possible to accurately predict the amount of money or internal resources that will be required in connection with these matters. Due to the additional costs expected to be incurred in connection with these matters, we may not be able to achieve the net income and net income per ADS guidance for the first fiscal quarter of 2007 that we had provided in our earnings release on January 25, 2007. Further, while we are dealing with these matters, we may not be able to provide any guidance on our future quarterly results of operations.”

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